UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Schedule 14f-1

Under the Securities Exchange Act of 1934

Promodoeswork.com, Inc.
(Exact name of registrant as specified in its charter)

Nevada	333-147169	98-0521484
(State or other jurisdiction	(Commission File Number)	(IRS Employer
of incorporation)		Identification No.)

5600-Retail-Nonstore
Retailers	0001417624
(Standard Industrial	(Central Index Key)
Classification)

6972 Coach Lamp Drive, Chilliwack, BC, Canada V2R 2Y7
(Address of principal executive offices, including zip code)

(604) 858-0172
(Registrant's telephone number, including area code)

(Former name or former address, if changed since last report.)

INFORMATION FILED PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

This information statement is being delivered on or about February 6, 2009  by Promodoeswork.com, Inc. to the holders of record of shares of common stock, par value $0.001 per share.

You are receiving this information statement in connection with the appointment of 6 new members to Promodoeswork.com, Inc.’s Board of Directors resulting in a change in the majority of the board of directors.

NO VOTE OR OTHER ACTION BY THE STOCKHOLDERS IS REQUIRED

IN RESPONSE TO THIS INFORMATION STATEMENT.

PROXIES ARE NOT BEING SOLICITED.

INTRODUCTION

The information contained in this Information Statement is being furnished to all holders of record of common stock of Promodoeswork.com, Inc., a Nevada corporation (the "Company" also the “Registrant”), at the close of business on February 6, 2009, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 under that Act in order to effect a change in majority control of the Company's Board of Directors other than by a meeting of stockholders. This Information Statement is being distributed on or about February 6, 2009.

NO VOTE OR OTHER ACTION BY THE COMPANY'S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

On January 15, 2009, Darryl Mills (the "Affiliate Seller"), a major shareholder and affiliate of Promodoeswork.com, Inc. (the "Registrant"), consummated one Affiliate Stock Purchase Agreement (the "Affiliate Agreement") with Allhomely International, Limited (the "Buyer"). Pursuant to the Affiliate Agreement the Buyer acquired from the Affiliate Seller a total 2,000,000 restricted shares of common stock of the Registrant for a total price of One Hundred Thousand Dollars ($100,000.00).   Also on January 15, 2009, John Spencer, Derrick Waldman, and Louis Waldman (collectively the “Restricted Sellers”), shareholders and affiliates of the Registrant, consummated one Restricted Stock  Purchase Agreement (the " Share Agreement") with the Buyer.  Pursuant to the Share Agreement  the Buyer acquired from the Restricted Sellers  a total 2,200,000 restricted shares of common stock of the Registrant for a total price of Eighty Seven Thousand Five Hundred Dollars ($87,500.00).

As the result, under the terms and conditions of the Affiliate Agreement and the Share Agreement, the Buyer acquired from Affiliate Seller and Restricted Sellers a total 4,200,000 shares of common stock of the Registrant (the "Transaction"), resulting in a change in control of registrant.

Immediately prior to the closing of the Transaction, Louis Waldman served as the Registrant’s President, and Derrick Waldman served as the Registrant’s Secretary and Treasurer.   Immediately following the closing of the Transaction Mr. Jan Panneman was nominated and elected by the Board of Directors as Registrant’s sole officer, to act as President and Chief Executive Officer and to serve until his successors shall be elected and qualified until the earlier of  death, resignation or removal in the manner provided for in the Company’s by-laws;

Also following the closing of the Transaction Mr. Jan Panneman was appointed as the Company’s sole Director to serve until his successors shall be elected and qualified on the earlier of death, resignation or removal in the manner provided for in the Company’s by-laws. Following the election and appointment of Mr. Jan Panneman as officer and Director of the Company, Louis Waldman, Derrick Waldman, and John Spencer tendered their resignations as officers and directors of the Company.

In connection with the Transaction, and effective as of the conclusion of the 10-day period following the filing of this Schedule 14f-1 with the Commission and providing a copy to each of Registrant’s shareholders of record as of February 6, 2009 (the “10-day Period”), Mr. Pannemann has agreed to resign as President, and to appoint and elect  a majority of Registrant’s Officers and  members of Registrant’s board of directors  as set forth below:

DIRECTORS

The following sets forth information regarding the new Directors of the Company.

Charles Frans Victor Brock, Chairman and Director (age 42) Mr. Brock has over 20 years of experience in investment management and corporate finance, specializing in the Asian region. Mr. Brock most recently served as a director in the corporate finance department of Insinger de Beaufort, helping to develop the Chinese/Asian side of business. Before joining Insinger, he was Head of Pacific Equities at F&C Management Limited and Director of F&C Emerging Markets Ltd.
Mr. Brock is a member of the CFA Institute and the UK Society of Investment Professionals. He graduated from York University with a BA (Hons) in Economics and Politics and obtained an M.Sc. in Development Studies from The School of Oriental and African Studies.

Leodegario Quinto Camacho, Chief Financial Officer, Treasurer and Director (age 56) Mr. Camacho has over 34 years of experience as a financial controller in both public and private companies in the United States and the Philippines. As a professional Certified Public Accountant for 33 years, he is a member of the American Institute of Certified Public Accountants, New Jersey Society of Certified Public Accountants and Association of Filipino-American Accountants. Mr. Camacho is currently serving in a CPA firm Camacho & Camacho LLP in New Jersey.

Qing Ran Zhu, Chief Executive Officer, President and Executive Director (age 47) Mr. Zhu has over 20 years of experience working in the sales and marketing of feed products in the PRC agricultural industry. Before co-founding Changda Fertiliser and Changda Chemical, Mr. Zhu was the Vice General Manager of Weifang Legang Food Company and obtained extensive knowledge about food production, and consequently food and health regulations in the domestic market. Mr. Zhu graduated from Weifang Vocational College with a Bachelor’s degree in Economics Administration.

Hua Ran Zhu, Executive Director (age 54) Mr. Zhu has over 20 years of experience working in the chemical industry. Before co-founding Changda Fertiliser and Changda Chemical, Mr. Zhu was in charge of the production workshop and machinery safety department in Shandong Haihua Group, thereby building years of expertise and experience in the production and safety of chemical products. Mr. Zhu graduated from the University of Shandong Government Official Distance-Learning.

Carsten Aschoff, Director (age 38) Mr. Aschoff has over 10 years’ management experience with various technology companies in both Germany and the PRC. Mr. Aschoff is currently the director of Siger Trading Ltd and Siger Technologies GmbH in Germany since March 2006 and August 2006 respectively. From July 2005 to March 2006, Mr. Aschoff was involved in freelance consulting work in the PRC. Between 2002 and June 2005, Mr. Aschoff was the general manager for Shandong Linuo Paradigma Co. Ltd. in Jinan, China. He was responsible for business development, production and distribution of solar thermal systems. From 1998 to 2003, Mr. Aschoff was the lecturer at the University of Applied Science HFT in Stuttgart, Faculty of Architecture – “technical development” and “sustainable building”. Between 1996 and 2001, Mr. Aschoff was working in the product management in Paradigma Energie-und Umwelttechnik GmbH & Co. KG, Karlsbad, Germany.

Jan Pannemann, Secretary, Director (age 34) Mr. Pannemann, currently Registrant’s sole officer and director, has six years of experience as a project manager and independent business advisor in the City of London. Mr. Pannemann is also a co-founder of Qingdao China Partners Investment Advisory, a PRC centric strategic management advisory company, which was successfully merged in 2007 with now PLUS Markets quoted Geo Genesis Group Ltd. Mr. Pannemann currently lives and works in the PRC.

None of the above Officers and Directors have been involved in any of the following proceedings during the past five years:

1.	any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

2.	any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

3.
being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

4.
being found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information, as of February 6, 2009 concerning shares of common stock of the Registrant, the only class of its securities that are issued and outstanding, held by each shareholder known by the Registrant to own beneficially more than five percent of the common stock, each director of the Registrant, AND each executive officer of the Registrant.

Name of Beneficial	Amount of Direct		Percent of
Owner	Ownership	Position	Class

Allhomely International, LTD	4,200,000	None	47.727%

Jan Pannemann	None	President, Director	0%

(1) Unless otherwise indicated in the footnotes to the table, each shareholder shown on the table has sole voting and investment power with respect to the shares beneficially owned by him or it.

(2) Based on 8,800,000 shares of Common Stock issued and Outstanding.

COMMITTEES OF THE COMPANY'S BOARD OF DIRECTORS

We have not established any committee within the new Board of Directors as of February 6, 2009.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

None of the directors, executive officers, holders of ten percent of the Company's outstanding common stock, or any associate or affiliate of such person, have, to the knowledge of the Company, had a material interest, direct or indirect, since the inception of the Company, in any transaction or proposed transaction which may materially affect the Company, except as set forth below:

 On January 14, 2009, Registrant entered into a Memorandum of Understanding with Changda International, Ltd., a limited liability company organized under the laws of Marshall Islands (“Changda”).  The Memorandum of Understanding sets forth the intentions of the Registrant to acquire 100% of the voting capital stock of Changda in exchange solely for common shares of the Registrant.  Mr. Jan Pannemann holds approximately 2.8% of the capital stock of Changda, and Allhomely International, LTD holds approximately 41.3% of the capital stock of Changda.

LEGAL PROCEEDINGS

We are not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any associate of any such director, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

COMPENSATION OF DIRECTORS AND OFFICERS

The following table sets forth the compensation paid by us from inception through February 6, 2009, for our officers. This information includes the dollar value of base salaries, bonus awards and number of stock options granted, and certain other compensation, if any. The compensation discussed addresses all compensation awarded to, earned by, or paid to our named executive officer.

Executive Officer Compensation Table

						Non-	Nonqualified
						Equity	Deferred	All
						Incentive	Compensa-	Other
				Stock	Option	Plan	tion Compen-
Name and		Salary	Bonus	Awards	Awards	Compensation	Earnings	sation	Total
Principal Position	Year	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)

Derrick Waldman	2008	0	0	0	0	0	0	0	0
	2007	0	0	0	0	0	0	0	0

Louis Waldman	2008	0	0	0	0	0	0	0	0
	2007	0	0	0	0	0	0	0	0

John Spencer	2008	0	0	0	0	0	0	0	0
	2007	0	0	0	0	0	0	0	0
Jan Pannemann	2009	0	0	0	0	0	0	0	0

EMPLOYMENT AGREEMENTS

The Company has not entered into any employments with our executive officers or other employees to date.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

The Company is subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with that act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 and are available on the SEC's website at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 6, 2009	PROMODOESWORK.COM, INC.

/s/Jan Pannemann
Jan Pannemann
President, Director

THIS INFORMATION STATEMENT IS PROVIDED TO YOU FOR INFORMATION
PURPOSES ONLY. NO ACTION ON YOUR PART IS SOUGHT OR REQUIRED.